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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*


                                Lear Corporation
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                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)


                                    521865105
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                                 (CUSIP Number)

                              Mr. Richard S. Pzena
                        Pzena Investment Management, LLC
                          120 West 45th Street, 20th FL
                               New York, NY 10036
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 9, 2007
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to Report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
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CUSIP NO.  521865105              SCHEDULE 13D                 PAGE 2 OF 8 PAGES
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Pzena Investment Management, LLC (I.R.S. Number 13-3860154)

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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               7    SOLE VOTING POWER

  NUMBER OF
   SHARES          5,204,734
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               8    SHARED VOTING POWER

                    0
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               9    SOLE DISPOSITIVE POWER

                    6,776,279
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               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,776,279
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.05%
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14   TYPE OF REPORTING PERSON*

           IA
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

CUSIP NO. 521865105                SCHEDULE 13D                PAGE 3 OF 8 PAGES
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ITEM 1.  SECURITY AND ISSUER

The Schedule 13D filed filed by Pzena Investment Management, LLC ("PIM") with the Securities and Exchange Commission on March 29, 2006 (the "Initial 13D"), by the Reporting Persons with respect to the shares of common stock, $0.01 par value (the "Shares"), issued by of Lear Corporation (the "Company"), is hereby amended to furnish the additional information set forth herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Initial 13D is hereby amended by the addition of the following:

PIM has purchased 6,776,279 Shares on behalf of its clients. The fair market value of the Shares is $266,917,629. Funds for these purchases were derived from PIM clients.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4. of the Initial 13D is hereby amended by the addition of the following:

PIM purchased the Shares of the Company on behalf of PIM clients for investment purposes. Depending on PIM's assessment of future developments, PIM may acquire additional securities on behalf of PIM clients or may determine to sell or otherwise dispose of all or some of its Share holdings in accordance with its investment strategies.

On February 5, 2007, American Real Estate Partners, L.P. ("AREP"), an entity controlled by Mr. Carl Icahn, announced an acquisition proposal to Lear Corporation, which calls for a merger of the Company with a newly formed subsidiary of AREP, pursuant to which shareholders of the Company would receive $36 per share in cash.

On February 5, 2007, PIM forwarded a letter to the Independent Directors of the Company stating its objections to the announced transaction with AREP. A copy of that letter is filed herewith as Exhibit 1 and incorporated by reference herein.

On February 9, 2007, according to announcements by the Company and AREP, newly-formed subsidiaries of AREP entered into an Agreement and Plan of Merger with Lear Corporation ("Agreement") calling for a merger of the Company and one of such subsidiaries pursuant to which the Company will become a subsidiary of AREP and stockholders of the Company will receive $36 per share in cash.

PIM has contacted and intends to further contact other shareholders of the Company to express its opposition to the proposed transaction. PIM may also engage in discussions with the Independent Directors of the Company. Except as set forth above, PIM does not currently intend to engage in any of the transactions set forth in clause (a) through (j) of Item 4 of Schedule 13(d).

CUSIP NO. 521865105                SCHEDULE 13D                PAGE 4 OF 8 PAGES
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5. of the Initial 13D is hereby amended by the addition of the following:


                                             Number            Percentage of
      Reporting Person                     of Shares              Shares
     -----------------                    ----------           -------------
   (a) Pzena Investment Management, LLC    6,776,279              10.05%

   (b) PIM currently exercises voting authority over shares of common stock in the accounts of PIM clients that have delegated proxy voting authority to PIM. Such voting authority may be withdrawn by PIM clients at any time.

SOLE POWER TO VOTE OR DIRECT THE VOTE:

Pzena Investment Management, LLC                         5,204,734


Shared Power to vote or direct the vote:

Pzena Investment Management, LLC                                 0


SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION:

Pzena Investment Management, LLC                         6,776,279


SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION:

Pzena Investment Management, LLC                                 0


(c) The following table sets forth the Reporting Person transactions in the Shares during the last 60 days:

Pzena Investment Management, LLC

All transactions listed in the schedule below were done at PIM's discretion for PIM's clients.

CUSIP NO. 521865105                SCHEDULE 13D                PAGE 5 OF 8 PAGES
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                     Number of    Average Price     Transaction
         Date          Shares      Per  Share        Effected
        -----        ---------    -------------     -----------
       11/1/2006         750          30.052     Open Market Sale
      11/13/2006      112175         33.0843     Open Market Sale
      11/13/2006        8700         33.1563     Open Market Sale
      11/13/2006        2750            33.1     Open Market Sale
      11/14/2006        2500          33.134     Open Market Sale
      11/14/2006        7925          33.314     Open Market Sale
      11/14/2006        4225         32.9771     Open Market Sale
      11/14/2006        4150         33.3225     Open Market Sale
      11/14/2006       61150         33.0418     Open Market Sale
      11/14/2006       76425         33.1339     Open Market Sale
      11/14/2006        4000           33.03     Open Market Sale
      11/14/2006       63500         33.2538     Open Market Sale
      11/15/2006       89025         34.0581     Open Market Sale
      11/15/2006       11500          33.289     Open Market Sale
      11/15/2006       14500          33.973     Open Market Sale
      11/15/2006       24925         34.0032     Open Market Sale
      11/15/2006       28250         33.7646     Open Market Sale
      11/15/2006       77925          34.072     Open Market Sale
      11/15/2006       51350              34     Open Market Sale
      11/16/2006       75892         33.5209     Open Market Sale
      11/16/2006       58650         33.6806     Open Market Sale
      11/16/2006        3475         33.5494     Open Market Sale
      11/17/2006        5200         33.3027     Open Market Sale
      11/17/2006        2650         33.1508     Open Market Sale
      11/17/2006        2475         33.1475     Open Market Sale
      11/17/2006       14958         33.4781     Open Market Sale
      11/20/2006      112350         33.8287     Open Market Sale
      11/20/2006       94950           33.53     Open Market Sale
      11/21/2006        4800         32.7008     Open Market Sale
      11/21/2006       13250         33.0531     Open Market Sale
      11/22/2006        2525         31.9481     Open Market Sale
       12/5/2006        2900         30.1472     Open Market Purchase
       12/6/2006         200           30.05     Open Market Sale
       12/7/2006        8675         30.4598     Open Market Purchase
      12/15/2006        9175           30.47     Open Market Sale
      12/20/2006         575           29.26     Open Market Purchase
      12/22/2006        4850         29.0403     Open Market Sale
        1/8/2007       19950         28.0573     Open Market Purchase
        1/9/2007        4050         27.6926     Open Market Sale
        1/9/2007        4050         27.6967     Open Market Purchase
       1/10/2007        1225            27.8     Open Market Sale
       1/16/2007       17600         32.6506     Open Market Sale
       1/16/2007       20000         32.6718     Open Market Sale

CUSIP NO. 521865105                SCHEDULE 13D                PAGE 6 OF 8 PAGES
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       1/16/2007       59850          32.614     Open Market Sale
       1/16/2007       35000         32.8151     Open Market Sale
       1/16/2007        8675         32.7021     Open Market Sale
       1/16/2007        8600          32.441     Open Market Sale
       1/16/2007        8850         32.5845     Open Market Sale
       1/16/2007        3900          32.019     Open Market Sale
       1/16/2007       26975         32.8029     Open Market Sale
       1/16/2007         800         32.7401     Open Market Sale
       1/16/2007         850         32.8088     Open Market Sale
       1/16/2007         450         32.7067     Open Market Sale
       1/16/2007       28200           32.65     Open Market Sale
       1/17/2007         825            33.5     Open Market Sale
       1/17/2007         625           33.28     Open Market Sale
       1/22/2007        7200         33.3058     Open Market Sale
       1/23/2007        4825         33.5536     Open Market Sale
       1/23/2007        8000         33.5525     Open Market Sale
       1/25/2007        6100              35     Open Market Sale
       1/30/2007        1500           34.25     Open Market Sale
       1/31/2007       29075         34.0233     Open Market Sale
       1/31/2007       15200         34.1411     Open Market Sale
       1/31/2007       83175         33.9876     Open Market Sale
        2/1/2007       18600         34.1219     Open Market Sale
        2/1/2007      105725         34.1315     Open Market Sale
        2/1/2007       19375         34.1343     Open Market Sale
        2/1/2007       10200         34.1493     Open Market Sale
        2/1/2007        8525         34.1174     Open Market Sale
        2/1/2007        3100         34.1906     Open Market Sale
        2/1/2007        1400            34.1     Open Market Sale
        2/2/2007        2150           34.35     Open Market Sale
        2/2/2007       18325         34.4008     Open Market Sale
        2/2/2007       20075         34.2977     Open Market Sale
        2/2/2007         625           34.11     Open Market Purchase
        2/2/2007       45525         34.5515     Open Market Sale
        2/2/2007         400           34.62     Open Market Sale
        2/2/2007        1875         34.5063     Open Market Sale
        2/2/2007        2150         34.3549     Open Market Sale
        2/2/2007       18200         34.6314     Open Market Sale
        2/2/2007         725           34.37     Open Market Sale
        2/2/2007        1075         34.5891     Open Market Sale

(d) PIM, an investment advisor registered under the Investment Advisers Act of 1940, pursuant to investment advisory contracts with its clients has dispositive power over the Shares in the PIM investment advisory accounts of clients. The individual clients, none of whom individually owns beneficially more than 5% of the total class of such securities, have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of the Shares.

(e) Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following document is being filed as an exhibit to this statement and is incorporated herein by reference:

1. Letter  dated  February 5, 2007,  from  Richard S. Pzena and John P. Goetz of
Pzena  Investment   Management,   LLC  to  the  Independent  Directors  of  Lear
Corporation.

CUSIP NO. 521865105                SCHEDULE 13D                PAGE 7 OF 8 PAGES
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                   February 13, 2007
                                        ----------------------------------------
                                                         (Date)


                                                 /s/ Richard S. Pzena
                                        ----------------------------------------
                                                       (Signature)


                                                  Richard S. Pzena, CEO
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal Criminal violations (see 18 U.S.C. 1001).

CUSIP NO. 521865105                SCHEDULE 13D                PAGE 8 OF 8 PAGES
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                                   EXHIBIT 1
                                                                February 5, 2007


To the Independent Directors of Lear Corporation:

We are writing to express our alarm about the possible sale of Lear Corporation to Carl Icahn's American Real Estate Partners LP at a price which we believe to be far below the fair value of the company. As you know, we are one of Lear's largest shareholders and we have long believed in Lear's business and its plan for recovery. Our view is that the company's earnings are well below their normal level and that Lear is being valued by the market as if there is little chance of an earnings recovery. Our analysis suggests that earnings are likely to recover to more than $4.00 per share over the next few years from consensus analyst estimates of $2.00 per share for 2007. Consequently, we believe the company's value to be closer to $60 per share.

As you may or may not know, we had a lengthy discussion with Mr. Icahn's team in November when they bought their stake in the company at a very attractive price. We shared our belief in the greater than $4.00 earnings power and $60 valuation and they appeared to agree with our assessment at that time. To claim today that $36 is a fair price is quite disingenuous.

It is our fear that the company's management may have lost sight of the long-term value inherent in the company and that their personal interest in the transaction may create an inherent conflict. We are well aware of Wall Street's short-term mentality and the pressure it can bring on companies. It is our hope that Lear does not succumb to that pressure and sell the business for less than it is worth over the long term.

We would like to remind the board of its fiduciary obligation to shareholders and urge you to seek other offers for the firm. We think it is incumbent on the board to exclude the management from this process since preserving their jobs and/or enriching themselves can come at the expense of shareholders. The trend towards private equity firms teaming up with management to "steal" companies from their owners is alarming and we urge you to take a stand to ensure this does not happen at Lear.

We are happy to meet with you to share our view of valuation should you deem it interesting or desirable. To the extent that this particular transaction is put to a shareholder vote, we intend to vote against it.



Sincerely,

/s/ Richard S. Pzena                                 /s/ John P. Goetz
---------------------------                          ---------------------------
Richard S. Pzena                                     John P. Goetz
Co-Chief Investment Officer                          Co-Chief Investment Officer